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SEC FILE NUMBER
8-66495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Reigns Capital, Ltd.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

199 Main Street, Suite 901
(No. and Street)

White Plains	New York	10601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Neil Silver	914-949-3484	neils@reignscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Reid CPA's LLP
(Name – if individual, state last, first, and middle name)

7600 Jericho Turnpike, Suite 400	Woodbury	N.Y	11797
(Address)	(City)	(State)	(Zip Code)

7-1-2013	5861
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Neil Silver_____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of _____Reigns Capital, Ltd._____, as of
_____December 31_____, 2__021_, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.



RICHARD M. PANERO
Notary Public, State of New York
Registration #02PA4995205
Qualified In Westchester County
Commission Expires April 20, 20__

Notary Public

Signature _____

Title: President

_____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REIGNS CAPITAL, LTD.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS	PAGE

CONFIDENTIAL TREATMENT REQUESTED



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Reigns Capital LTD

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reigns Capital LTD as of December 31, 2021, the related statements of operations, changes in shareholders equity, and cash flows for the year then ended, and the related notes supplemental information. (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Reigns Capital LTD as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Reigns Capital LTD's management. Our responsibility is to express an opinion on Reigns Capital LTD financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Reigns Capital LTD in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c-3-1 Schedule 1, has been subjected to audit procedures performed in conjunction with the audit of Reigns Capital LTD's financial statements. The supplemental information is the responsibility of Reigns Capital LTD's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, , The Computation of Net Capital under Rule 15c-3-1 Schedule 1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Reigns Capital LTD's auditor since 2014.

Reid CPAs, LLP

Woodbury, New York
February 28, 2022

REID CPAs, LLP   Woodbury | New York | Boca Raton

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: **516-802-0100** W: **ReidLLP.com**

REIGNS CAPITAL, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	120,578
Accounts receivable		132,393
Prepaid expenses		5,680
Other assets		1,645
Right to use asset		14,441
TOTAL ASSETS	$	274,737

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$	2,231
Deferred income taxes payable		34,600
Federal income taxes payable		2,900
Lease liabilty		14,441
TOTAL LIABILITIES		54,172

Stockholders' equity

Common stock, no par value; 200 shares authorized;	
26 shares issued and outstanding	5,000
Paid-in-capital	115,000
Retained earnings	100,565
TOTAL STOCKHOLDERS' EQUITY	220,565

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	274,737

REIGNS CAPITAL, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES

Consulting income	$	849,548
Interest and other income		7,844
TOTAL REVENUES		857,392

EXPENSES

Employee compensation and benefits	782,675
Professional fees	32,490
Communuications	3,868
Occupancy	15,000
Pension plan expenses	116,000
Other operating expenses	15,913
TOTAL EXPENSES	965,946

NET LOSS BEFORE INCOME TAX PROVISION		(108,554)
INCOME TAX PROVISION BENEFIT		(28,300)
NET LOSS	$	(80,254)

REIGNS CAPITAL, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Paid-in Capital	Retained Earnings-(Deficit)	Total
Balance - beginning	$ 5,000	$ 115,000	$ 180,819	$ 300,819
Net Loss	-	-	(80,254)	(80,254)
Balance -end	$ 5,000	$ 115,000	$ 100,565	$ 220,565

REIGNS CAPITAL, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities		
Net Loss	$	(80,254)
Adjustments to reconcile net loss to net cash provided by		
(used in) operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		119,673
Prepaid expenses		(1,421)
Right to use asset		14,440
Accrued expenses		(621)
Deferred income taxes payable		(31,200)
Federal income taxes payable		2,900
Lease liabilty		(14,440)
Total adjustments		89,331
Net cash provided by (used in) operating activities		9,077
NET CHANGE IN CASH AND CASH EQUIVALENTS		9,077
CASH - BEGINNING OF YEAR		111,501
CASH - END OF YEAR	$	120,578

Supplemental disclosures of cash flow information:

Cash paid during the year for:		
Interest expense	$	-
Income taxes	$	-

The accompaning notes are an integral part of this statement

REIGNS CAPITAL, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

---

1 - ORGANIZATION AND NATURE OF BUSINESS

Reigns Capital, Ltd. (the "Company") is a New York Corporation formed on January 12, 2004 organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2021.

The Company primarily receives revenue from consulting fees with Customers located primarily throughout the United States. Approximately 33% of its revenue is derived from one client.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents with commercial banks and other major financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporations ("FDIC") limits.

Income Taxes

The Company accounts for deferred income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Advisory
The Company provides advisory services in connection with the sale of tax shelters/limited partnerships in primary distributions or the secondary market and the private placement of securities. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition).

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

3 - INCOME TAXES

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash basis reporting for income tax purposes and accounts receivable which is not recognized for income tax purposes. The current and deferred portions of the income tax expense consist of the following:

Deferred income tax benefit	($31,200)
Current income taxes expense	2,900
	($28,300)

CONFIDENTIAL TREATMENT REQUESTED

INCOME TAXES (CONTINUED)

Management of the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.). At December 31, 2021, the Company had net capital of $101,006 which was $96,006 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 19.38% as of December 31, 2021.

5 - PROFIT SHARING PLAN

The Company maintains a profit-sharing plan covering its eligible employees. The Company may make discretionary contributions to the plan not to exceed statutory limitations. Benefits are based on years of service and the compensation of the employees. Voluntary employee contributions are not permitted. There were no significant changes during the year ended December 31, 2021 affecting comparability.

Pension plan expense for the year ended December 31, 2021, was $116,000 and is included in other operating expenses on the statement of operations. The fair value of the defined contribution plan assets at December 31, 2021, the latest valuation date available was approximately $3,671,000.

---

6 - COMMITMENTS AND CONTINGENCIES

Lease

The Company leases its office facilities under an agreement, which provides for scheduled rent increases. Effective December 8, 2020, the Corporation signed a extension of lease to commence on January 1, 2021 and to end of December 31, 2022. Included in operations for 2021 is rent expense of approximately $15,000.

The Company's future rental commitment is approximately as follows:

2022   <u>15,000</u>

The Company has adopted FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 31, 2019. As of December 31, 2021, the Company recorded a right-of-use asset in the amount of approximately $14,441 and a lease liability in the amount of approximately $14,441. The impact to the Company Net Capital was $0, as the right-of-use asset is allowable to the extent of an offsetting lease liability.

7 - RISK TO OPERATIONS

The United States is presently in the midst of a national health emergency related to a virus, commonly known as Novel Coronavirus (COVID-19). The overall consequences of COVID-19 on a national, regional and local level are unknown, but it has the potential to result in a significant economic impact. The impact of this situation on the Company and its future results and financial position is not presently determinable.

8 - COMPLIANCE WITH RULE 15C3-3

In reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company will not claim an exemption from SEA Rule 15c3-3.

9 - SUBSEQUENT EVENTS

Management has evaluated all activity through February 28, 2022 the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

CONFIDENTIAL TREATMENT REQUESTED

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2021

REIGNS CAPITAL, LTD. **SCHEDULE 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Net Capital	
Stockholders' equity	$ 220,565
Add: allowable credits-deferred income tax payable	34,600
Total capital	255,165
Deductions and/or charges:	
Non-allowable assets:	132,393
Other assets	21,766
Total nonallowable assets	154,159
Net capital before haircuts on security positions	101,006
Haircut on exempt securities	-
NET CAPITAL	$ 101,006
AGGREGATE INDEBTNESS	$ 19,572
MINIMUM NET CAPITAL REQUIRED	$ 5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 96,006
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	19.38%

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Focus report filing as of December 31, 2021.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Of Reigns Capital, Ltd

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Reigns Capital Ltd did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities are limited to private placements of securities.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Reigns Capital, Ltd's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reigns Capital, LTD compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Reid CPAs, LLP

Woodbury, New York
February 28, 2022

REID CPAs, LLP   Woodbury | New York | Boca Raton

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: **516-802-0100** W: **ReidLLP.com**

Reigns Capital Ltd. Annual Audit Exemption Report

Reigns Capital Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company may file an Exemption Report for the period from January 1, 2021 through December 31, 2021, despite not claiming an exemption, based on guidance provided by the Securities and Exchange Commission because (i) the Company's business activities are limited to private placements of securities, and (ii) the Company had not taken possession of customer funds or securities at any time during the period from January 1, 2021 through December 31, 2021.

The Company referred to guidance in the Securities and Exchange Commission's Frequently Asked Questions (FAQs) concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule (updated November 29, 2018) FAQ No. 8, and Footnote 74 of the adopting release for the Rule 17a-5 amendments. This guidance provided for circumstances where a broker-dealer had not held customer securities or funds during the fiscal year, but does not fit into the exemptive provisions for Rule 15c3-3 listed under Item 24 of Part IIA of FOCUS Form X-17A-5, but should nonetheless file an exemption report.

REIGNS CAPITAL, LTD.



BY: NEIL SILVER, PRESIDENT



**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Board of Directors
Reigns Capital, LTD

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Reigns Capital, LTD Company is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

REID CPAs, LLP   Woodbury | New York | Boca Raton

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: **516-802-0100** W: **ReidLLP.com**

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Reid CPAs, LLP

Woodbury, New York
February 28, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66495 FINRA DEC

Reigns Capital, Ltd.
199 Main Street, Suite 901
White Plains, N.Y 10601

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Panero 914-949-3282

WORKING COPY

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (**exclude interest**) (______)

______
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Reigns Capital, Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of January, 20 22.

EVP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $857,392

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):

        Private Placements- Not required to filed with SEC- Real Estate Section 42 Low income housing tax credit transactions   857,392

      (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)

      Total deductions

2d. SIPC Net Operating Revenues $0

2e. General Assessment @ .0015 $0

                                         (to page 1, line 2.A.)